To: Securities and Exchange Commission

VIA EDGAR

January 14, 2011

Re:         Golden Fork Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed December 1, 2010
File No. 333-169152

Mr. Webb:

We have filed on EDGAR Amendment No. 2 to our Form S-1. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

Front Cover Page of the Registration Statement

1.	Please move the legend required by Item 501(b)(10) of Regulation S-K from the cover page of your registration statement to the outside front cover page of your prospectus.

Response:  We have moved the legend required by Item 501(b)(10) of Regulation S-K from the cover page of the registration statement to the outside front cover page of the prospectus.

Outside Front Cover Page of the Prospectus

2. Please date the prospectus the same date that you file it.  Response:  We have dated the prospectus as of the date of filing.    Prospectus Summary, page 5

Our Business, nape 5

3.
We note your disclosure in the third paragraph of this section that you intend to operate a lean company with less than five full time employees for the near future. Please revise to clarify what you mean by the "near future."

Response:  We have removed the phrase “in the near future” from the registration statement.

4.
We note your disclosure in your use of proceeds section that you intend to hire one additional employee if you raise the maximum amount in this offer and that, if you raise the minimum amount, you will not hire any additional employees. Please revise to add this disclosure to your prospectus summary page.

Response:  We have added the following language to the prospectus summary page:

If we raise the maximum amount in this offering, we intend to hire one additional employee, however if we raise the minimum amount in this offering, we will not hire any additional employees.

5.	Please revise to include in one of your introductory paragraphs your assets and net income (loss) for the most recent audited period and interim stub.

Response:  We have added the following language to the “Our Business” paragraph:

Our net loss since inception is $13,179, of which we paid $3,000 for office rent, $3,000 for consulting fees, $1,829 for general and administrative expenses, and $5,350 for legal and accounting fees.  We expect to incur additional expenses of approximately $10,000 as a result of becoming a public company.  These increased expenses will be the result of increased audit, legal and Edgar fees.

Risk Factors, page 6

Lack of Management Experience, page 7

6.
Please reconcile your disclosure on page 7 that you anticipate retaining experts to assist the company in the daily operations of the catering business with your disclosure in your use of proceeds section that you will hire one employee to handle administrative duties if you sell the maximum number of securities in your offering.

Response:  We have amended the Risk Factor “Lack of Management Experience” as follows:

Lack of Management Experience

Alida Heyer, our sole officer and director has very little historical experience or exposure to operating and maintaining a catering company.  Particularly this inexperience relates to the daily operations and day to day activities associated with the food service industry. While it is anticipated that if we raise the maximum amount under this offering, Ms. Heyer will attempt to retain an expert to assist the company in the daily operations of the catering business, it must be anticipated that this may not occur, or if it does occur there will be a learning curve, and this lack of experience will negatively affect the value of your stock.

Because we have only one officer and director who lacks formal training in financial . page 8

7.	Please remove the last sentence in this risk factor as this statement undermines the disclosed risks in the risk factor.

Response:  We have removed the last sentence from the risk factor.

Use of Proceeds, page 10

8.	Please advise as to what you mean by "delivery expenses" in the fourth row of your use of proceeds table on page 10.

Response:  We have added specific examples to the delivery expenses line:

Delivery Expenses (i.e. car and equipment rental for delivery of food and equipment to the catering site)

9.	Please clarify that the changes noted in the bullet points are not the only changes that might give an investor a right to a refund of the purchase price.

Response:  We have added the following sentence:

The following list includes some examples of material changes that would entitle you to a refund of your money, this list is not comprehensive

10.	Please revise the first paragraph after the bullet points to reflect the fact that you may not make a new offering by post effective amendment.

Response:  We have revised the first paragraph to read:

If any of the above material changes occur, a new offering may not be made by means of a post-effective amendment.

Description of Business, page 15

11.
We note your response to our prior comment 22 and reissue in part. Please explain in detail how and when you expect to generate revenue by disclosing each material step you have taken so far and by providing a timeline that indicates when you will begin and complete each step of your plan of operations and the estimated cost of each step.

Response:  We have added the following language to the registration statement:

Golden Fork’s Material Steps Towards Execution of Our Business Plan

1. Website

Golden Fork’s marketing strategy will be based on developing visibility among our potential customers.  We have developed, and continue to refine our website: www.goldenforkcorporation.com and our Facebook page for Golden Fork Corporation.  Our website, www.goldenforkcorporation.com is 80% complete and we believe that additional aspects of our website such as including a sample menu and cost, will be sufficiently developed   for use in our operations within 90 days from the completion of our registration statement and that it will cost between $1,000 and $2,000 to complete.  Additionally, we will advertise in  Synagogue newsletters and various Jewish publications.   We will register with online web portals so that potential customers can contact the business with ease. We will maintain print and traditional advertising methods within local markets to promote our services.  We expect that these advertisements should yield adequate service inquiries.  Our advertising budget is approximately $1,000 to $3,000 USD (depending on whether we successfully sell 500,000 common shares or 2,000,000 common shares in this offering.)

We also hope to partner with event planners and build business based on referrals. While social networking might not cast quite as large of a net as traditional print advertisements, it costs far less and the relationships built are arguably stronger because of the relationship that is established over time.

2. Established Home Office

We have established a home office that is currently located at 8 Hermitage Way, Meadowridge Constantia, 7806 Western Cape, RSA.  We have an oral agreement to pay rent at a rate of $250 per month.   We intend to run the administrative business of our catering company such as marketing, appointment keeping and book keeping, from our office.  We intend to rent kitchen space from either a community center, restaurant or similar establishment.

3. Kitchen

We initially intend to keep the start-up costs for our catering business down by working from our own kitchen.  Cooking prep-work (e.g. pre-cutting vegetables, etc.) is done at our kitchen and we intend to rent a professional kitchen for planned and catered events.  The estimated cost of renting a professional kitchen is $25/hour including use of any of their commercial grade equipment such as a 20 quart mixer, proofer, 10 burner gas range, and meat slicer, etc.  We will do our cooking on-site by renting under-utilized church, school or community center commercial kitchens and then transporting the food by vehicle to the event location, or using equipment provided by the clients.

Within 100 days after we complete our public offering, we will position ourselves to begin our catering services immediately.  We forecast that there will be no sales activity during the first month. The second month should yield isolated catering jobs, but it is unlikely that these isolated catering jobs will provide any significant source of income. In months three and four we hope to see a steady increase in sales as a result of the continued execution of our marketing plan including print ads and social networking.  Throughout the year we forecast that sales will incrementally grow until profitability is reached towards the end of year one.

Assuming we raise the minimum amount in this offering, we believe we can satisfy our cash requirements during the next 12 months. We will not be conducting any product research or development. We do not expect to purchase any significant equipment and we do not expect any significant changes in the number of employees.

12.
We note your disclosure that most caterers determine the final menu price by charging three times the cost of food. Please, to the extent practicable, compare your expenses and rates to your competitors.

Response:  We have not yet established pricing for most of our items but we plan on using the 3X method.  Food prices in Cape Town are somewhat inelastic so our prices will be similar to our competitors.  In response to comment 12 we have included additional pricing information about our competitors and amended the competition section as follows:

Catering Competition

The competitive environment for catering is highly fragmented with hundreds of catering establishments available in Cape Town itself.  These companies represent a variety of catering services, from banquet halls to corner delis.  While proximity is an important factor, strong recommendations from friends is the deciding factor in caterer selection.  One central goal of Golden Fork is the development of a unique corporate identity.  Such identity will create customer loyalty and help us gain a competitive advantage.  Most catering clients tend to contract for repeat business with a handful of “recommended” caterers.  Customers evaluate the quality of the food first and foremost.  Then they weight factors such as price, convenience, flexibility, and reliability.  Golden Fork will compete with the following caterers:

Name and Location                                                 Lunch /Meetings                                           DinnerDescription

Ambrosia Catering

Cape Town                                                           $15-$28                      $15-$28                      Local and exotic cuisine.  Service available at extra charge.

Fraiche Chefs

 Cape Town                                                               N/A                        $45-$60                     Gourmet private chef in South Africa. Specializing in private dinners and gourmet desserts, Fraiche Chefs is available for  private events

Sense of Taste

Western Cape                                                        $8-$17                      $20-$40                  Cater to corporate events,  weddings, an exclusive lunch or dinner.

Verve Caterers & Events

Western Cape                                                           N/A                        $30-$45                  Verve Caterers & Events is a full-service, catering and events planning company

Golden Fork Corporation

Western Cape                                                        $8-$25                    $21-$27

$29-$49

(Gourmet Catering )  Specializing in South African/European. The primary focus of the Golden Fork’s operations will be onsite food preparation and catering services for large events, corporate parties, conferences, schools or colleges, churches, synagogues, weddings, bar/bat mitzvahs, and other life milestone parties; our target market would also include in house catering and wealthy residents who entertain large parties at their homes. We also intend to provide personal chef services and gourmet catering

Prices are based on 50-150 people event size.

We believe that Golden Fork stands out among the competition because we will coordinate full services not available through local restaurants and gourmet shops.  Our customized menu options, flexible customer service and convenience are priorities for social catering customers as these events reflect highly on the host.  The flexible nature of our menus would allow the customer to have input in a way that larger, more established caterers and restaurants do not.  We also offer a full range of “front of the house” services at reasonable rates that would provide catering for individuals hosting a special event such as a cocktail hour, holiday dinner or other party typically in their home.  Business customers are looking for ease of use, the convenience of delivery and set-up, and more upscale options than deli fare.  After food quality, price and reliability are the primary factors for these customers.  The Company coordinates full services not available through local restaurants and gourmet shops, and we can therefore offer our customers added convenience and reduced time in coordinating services. Golden Fork’s key competitive advantages include: quality of food and customer service competitive prices, full service affordable catering; flexibility and customization of menu.

We intend to purchase our raw materials at local markets, including fresh fruits and vegetables, meat, fish, herbs, etc.   We estimate that our dry stock, food and beverage expenses would be from $1,000 to $2,000.  Dry stock, food and beverages will be bought in bulk per job to avoid unnecessary overages.  We also intend to open a commercial food account through a distributor or wholesale club.  We intend to purchase our wine selections from the local winemakers.  Western Cape Province is the largest wine producing region in South Africa and it is home to a variety of cellars producing some of the country's most acclaimed wines.

13.
We note your response to our prior comment 23 and reissue in part. Please advise as to whether the estimated annual revenues you site for personal chef services is for the specific market you intend to target

Response:  We have added the following language to clarify that our estimates annual revenues will be derived from personal chef services:

Golden Fork will also offer personal chef services that would provide catering for individuals hosting a special event such as a cocktail hour, holiday dinner or other party typically in their home.  We would also be offering cooking lessons at our customers’ home kitchen.  Our estimated annual revenues will be derived from our target market which would include customers personal chefs cooking in four or five homes per week, leaving behind multiple customized meals that meet the taste and nutritional profiles of our clients. We plan to specialize in preparing menu items for dinner parties, catering events, or even teaching culinary classes.

Marketirtrategies, page 16

14.	Please remove the word "easily" from the first sentence in this section as this word is subjective and does not help investors understand your marketing strategy.

Response:  We have removed the word “easily”.

15.	We note your disclosure on page 16 that you "hope to partner with event planners and build more business based on referrals." Please remove the word "more" from this sentence or advise.

Response:  We have removed the word “more”.

Revenue,  page 17

16.
Please reconcile your disclosure on page 17 regarding the fees for your service with your disclosure on page 16_ For example, on page 16, we note that you state that the fee for catering services of parties exceeding 10 people can be calculated using the fee per person for smaller parties. On page 17, you state that the larger parties have a lower per- person pricing. In addition, please disclose an estimate of your hourly fee and explain what this fee includes.

Response:  We have added the following disclosure:

Estimate fees to charge for catering services:

Catering charge per head min 5-10 people R350( $50 USD) for the set menu 3 courses excluding  alcohol.

Parties exceeding 10 people would have lower the per-person pricing. This is because it is more cost-efficient to produce food in bulk for a bigger event. For example, the per-person cost of fried chicken for an event of 50 people or less might be R137 ($20 USD), while the cost for an event of 200 is only R116 ($17USD) per guest.

AND

Our estimated hourly rate for labor cost would be $18USD-$40USD per hour.  This fee would depend on the type of the event catered depending on whether the event catered is more casual or upscale, whether we would need to rent certain equipment as necessary for certain events. Items such as chafing dishes, chairs, tables, silverware, linens, dishes and serving dishes etc.  Rental cost of such items would be charged as an additional fee to our clients if they request these items, because it will mean more money and work us.

Description of Property Page 17

17.	We note your disclosure that you intend to rent a professional kitchen. Please provide the estimated cost of renting a professional kitchen.

Response:  We have added the following language to the Description of Property section:

The estimated cost of renting a professional kitchen is $25/hour including use of any of their commercial grade equipment such as a 20 quart mixer, proofer, 10 burner gas range, and meat slicer. We will do our cooking on-site at under-utilized commercial kitchens located at churches, schools or community centers and then transport the food by vehicle to the event location, or use equipment provided by the clients.

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 18

18.	Please clarify your disclosure in paragraph No. 2 of your plan of operation by stating that you will complete your website within approximately 90 days from completion of your offering or advise.

Response:  We have added the following sentence:

Our website, www.goldenforkcorporation.com is 80% developed, and believe it will be fully completed within approximately 90 days from the completion of our offering.

Management, page 19

19.
Please reconcile your disclosure on page 19 that you intend to hire an additional chef or consultant with your disclosure in your use of proceeds section that you intend to hire one additional employee to do administrative work if you raise the maximum amount in your offering.

Response:  We have removed the reference on page 19 that we plan to hire an additional chef or consultant.

20. Please revise to clarify that Ms_ Meyer has no experience as a professional chef or advise.

Response:  We have revised Ms. Heyer’s experience to clearly state that “cooking is Ms. Heyer’s passion and a long time hobby but she has no experience as a professional chef.”

Executive Compensation page 20

21.	Please reconcile your disclosure on page 20 that you have not paid Ms. Heyer for her services with your disclosure on page 29 that you have paid her $250 per month for consulting services.

Response:  We have added disclosure on page 20 to indicate that Ms. Heyer has received $3,000 in compensation.

Certain Relationshins and Related Transactions, gage 21

We note your disclosure that you issued 2,000,000 shares as compensation to Ms. Heyer, please disclose in your summary compensation table on page 20. Refer to Item 402 of Regulation S-K.

Response:  We have updated the compensation table to include the 2,000,000 shares issued to Ms. Heyer as compensation in consideration of her services to the company.

Signatures, pa e 41

23.	We note your response to our comment 37 and reissue. Please use the signature page provided by Form 5-1.

Response:  We have revised the signature page with the most recent language from Form S-1.

Other

24.	Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response:  We have updated our financial statements to comply with Rule 8-08 of Regulation S-X.

25.	Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Response:  We have provided a currently dated consent from our independent public accountant.

Yours truly,

Golden Form Corporation

By:           /s/ Alida Heyer
Alida Heyer
President